UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2025

Commission File Number: 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.

(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.

(Translation of registrant’s name into English)

AV. BEGONIAS NO. 415, 19TH FLOOR,
SAN ISIDRO, LIMA, PERU

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒           Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐           No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Free translation into English

December 31, 2024

Messrs.

Superintendencia del Mercado de Valores

Ref.: Notice of Material Information

Dear Sirs:

Through this notice and in accordance with Article 16.1 of the Regulation on Material and Reserved Information, SMV Resolution No. 005-2014-SMV-01, we inform you that:

On December 30, 2024, we were notified by the Private Investment Promotion Agency (“Agencia de Promoción de la Inversión privada” or “PROINVERSIÓN”) about the granting to Buenaventura of the Private Initiative for Projects in Assets called “Social management, design, and execution of hydraulic infrastructure projects, construction, implementation, and operation of the mining concessions that are part of the TG-3 deposit of the El Algarrobo project” (hereinafter, the “El Algarrobo Project”), located in the Tambogrande district, Piura province and department.

The objective of the Project is as follows:

•	The design and execution of hydraulic infrastructure projects that contribute to water supply, applying a management model focused on the integral and sustainable development of the population of the Comunidad Campesina Apóstol Juan Bautista de Locuto, following the signing of a “Social Framework Agreement” between Buenaventura and the aforementioned community.

•	The exploration, exploitation through an underground mine, and processing of a mineralized deposit (TG-3) of copper, zinc, and silver, located in the mining concessions Tambo Grande No. 4, Tambo Grande No. 5, Tambo Grande No. 9, and Tambo Grande No. 10, which comprise the El Algarrobo Project.

On the other hand, the contractual framework of the Project includes the following stages:

•	Suspensive Period of the Option's Validity: This period has a maximum duration of three (3) years from the signing of the Mining Concession Transfer Option Agreement to the signing of the Social Agreement between Buenaventura and the Comunidad Campesina Apóstol Juan Bautista de Locuto. Furthermore, the consideration for the Mining Concession Transfer Option Agreement amounts to US$ 10,000,000.00, which Buenaventura must pay to Activos Mineros S.A.C., according to the agreed-upon schedule. The first payment of US$ 1,000,000.00 will be made upon the signing of the aforementioned Option Agreement.

•	Option Validity Period: This period has a maximum duration of five (5) years, starting from the end of the suspensive period, during which Buenaventura may exercise the option. Additionally, it is foreseen that during this period, Buenaventura will have the status of mining assignee for the development of mining exploration activities, which will allow it to obtain information to decide on the exercise of the option.

•	Mining Concession Transfer Agreement: Under this agreement, ownership of the Mining Concessions will be transferred to Buenaventura if it exercises the option, in accordance with the applicable laws and regulations. It is under the condition of being the titleholder of the Mining Concessions that Buenaventura will carry out the mining exploitation. The consideration for the Mining Concession Transfer Agreement amounts to 1% of the Net Smelter Return (NSR), which corresponds to the value of the annual net revenues generated from the sale of all mineral resources extracted from the Mining Concessions and marketed in any form.

The TG-3 Deposit is a mining deposit of copper, silver, and zinc, on which the corresponding studies will be carried out to confirm its viability as a profitable project for Buenaventura.

Finally, Buenaventura reaffirms its commitment to sustainability, particularly to the progress of the Locuto community, the Tambogrande district, and Peru. In this regard, we will work in a coordinated manner to build a social agreement with the authorities and the local population, ensuring both access to water to boost agriculture and the development of local families, as well as a responsible and world-class mining project that benefits everyone.

Sincerely,

DANIEL DOMINGUEZ VERA

MARKET RELATIONS OFFICER

COMPAÑIA DE MINAS BUENAVENTURA S.A.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

Date: January 2, 2025	By:	/s/ DANIEL DOMÍNGUEZ VERA
	Name:	Daniel Domínguez Vera
	Title:	Market Relations Officer